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                                EXHIBIT 22

                           SHAREHOLDER PROPOSAL

          RESOLVED, that the shareholders of Ameriwood Industries International Corporation ("Ameriwood"), believing that their investment can best be maximized through the sale or merger of Ameriwood, urge the Board of Directors to establish a committee ("Committee") to investigate and facilitate a sale or merger of Ameriwood or an ESOP buy out. While the Committee's recommendations shall not be binding on the Board, the Board should use all reasonable efforts to facilitate the Committee's effective operation.

          The Committee should consist of (1) directors of Ameriwood who are not, and in the past five years have not been, officers (the Chairman of the Board is considered an officer) or employees of Ameriwood and (2) a nonmanagement person nominated by Ameriwood's ESOP participants to represent employees' interests.

                           SUPPORTING STATEMENT

          This proposal is submitted by Jacob Mol. It is supported by Concerned Shareholders for Better Management of Ameriwood ("Concerned Shareholders"), a shareholder group.

          Neil Diver has been Chairman of the Board since 1991, but I don't believe that he has the leadership ability or expertise to guide Ameriwood into the future. In fact, his record in leading the company has been dismal.

          Ameriwood achieved record sales and earnings in 1993. Mr. Diver's optimism at the time, however, was unfounded. Since then, Ameriwood has performed poorly. In addition, Ameriwood has seen few benefits from its 1994 capital expenditures of $16 million, designed to reduce costs and streamline operations, or from its pre-tax charges of $1.4 million incurred in that year, designed to reorganize the company.

          Since 1993, Ameriwood has had two Chief Executive Officers and three Chief Financial Officers. In 1996, the President who achieved record earnings and sales in 1993 resigned. Charles Foley, his replacement, and Mr. Diver have assured us that business was strong, but shareholders have seen few positive results. While the two other publicly traded ready-to-assemble furniture companies are experiencing record or near-record years, Ameriwood experienced a 28% loss in sales in the third quarter and continues to lose money from operations and market share at an alarming pace.

          Through the ESOP, Ameriwood's employees are its largest shareholder. While employees depend on the ESOP for retirement security, since December 31, 1993 through the third quarter of 1997, the value of shares in the ESOP has fallen over 57%. During that same period, the S&P 500 index returned 122%.



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          Due to Ameriwood's poor performance and management's inability to instill confidence that performance will improve, I believe that Ameriwood should be merged or sold. This seems the only way to provide employee security and enhance shareholder value. To that end, the Committee should investigate sales or mergers upon the best terms possible. The Committee's proposed composition should ensure an objective evaluation process and provide Ameriwood's employees with a voice in any potential transaction.

          Concerned Shareholders and I urge you to vote "FOR" this proposal.
If management opposes this proposal and you want to vote for it, mark the "FOR" box on the proxy card next to the proposal.